Exhibit 1

For Immediate Release

BioLineRx Reports First Quarter 2020 Financial Results
and Provides Corporate Update

- On track to report progression free survival and overall survival data from triple combination arm of ongoing COMBAT/KEYNOTE-202 Phase 2a trial in mid-2020 -

- Key data readouts in AML and stem cell mobilization expected by year-end -

- Management to hold conference call today, May 20, at 10:00 am EDT -

TEL AVIV, Israel, May 20, 2020 -- BioLineRx Ltd. (NASDAQ: BLRX) (TASE: BLRX), a late clinical-stage biopharmaceutical company focused on oncology, today reports its financial results for the quarter ended March 31, 2020 and provides a corporate update.

Highlights and achievements during the first quarter 2020 and subsequent period:

•	Completed recruitment of the triple combination arm of the COMBAT/KEYNOTE-202 study;

•	Continued to advance the COMBAT/KEYNOTE-202 study toward progression free survival (PFS) and overall survival (OS) data in mid-2020;

•	Received Orphan Drug Designation for motixafortide (BL-8040) for the Treatment of Pancreatic Cancer in Europe;

•	Announced Notice of Allowance from USPTO for a broad patent covering motixafortide in combination with anti-PD-1 for the treatment of any and all types of cancer.

“The ongoing COVID-19 pandemic has caused an unprecedented disruption in business activities and continues to impact drug development timelines around the world,” stated Philip Serlin, Chief Executive Officer of BioLineRx. “During this crisis, we have remained in close contact with our principal investigators, and we remain on track to report important survival data from the triple combination arm of our ongoing Phase 2a COMBAT/KEYNOTE-202 study in advanced second-line pancreatic cancer mid-year, consistent with our prior guidance. The compelling and sustained preliminary response data on 22 evaluable patients that we reported in December give us hope that the combination of motixafortide, KEYTRUDA® and chemotherapy could represent a significant breakthrough in one of the most difficult to treat cancers.

“We also continue to expect results from our ongoing BLAST Phase 2b study of motixafortide in consolidation therapy for AML patients and our GENESIS Phase 3 trial in stem cell mobilization for autologous transplantation in multiple myeloma patients by the end of this year.

“Development of our second clinical candidate, AGI-134, has been impacted by COVID-19, as enrollment in the Phase 1/2a trial has been temporarily suspended. We now expect data from that study in the second half of next year.

“We have taken swift actions in response to the pandemic to conserve cash and ensure that we can successfully navigate through this unprecedented time. But we remain as enthusiastic as ever about the broad therapeutic potential of motixafortide to treat a broad range of cancers, and we look forward to three important data readouts this year,” Mr. Serlin concluded.

Upcoming 2020 and 2021 Milestones

•	Progression-free survival and overall survival data from the triple combination arm of the COMBAT/KEYNOTE-202 Phase 2a study in mid-2020;

•	Interim results from the BLAST Phase 2b AML consolidation study in the second half of 2020;

•	Results from the GENESIS Phase 3 registrational study in stem cell mobilization in the second half of 2020;

•
Initial results from Part 2 of Phase 1/2a trial of AGI-134, which were initially expected by year-end 2020, are now anticipated in the second half of 2021 due to a temporary suspension of recruitment caused by the COVID-19 pandemic.

Financial Results for the Quarter Ended March 31, 2020

Research and development expenses for the quarter ended March 31, 2020 were $5.4 million, an increase of $1.0 million, or 23.5%, compared to $4.4 million for the comparable period in 2019. The increase resulted primarily from higher expenses associated with the motixafortide COMBAT clinical trial as well as an increase in share-based compensation.

Sales and marketing expenses for the quarter ended March 31, 2020 were $0.2 million, a decrease of $0.1 million, or 31.6%, compared to $0.3 million for the comparable period in 2019. The decrease resulted primarily from a decrease in payroll and related expenses.

General and administrative expenses for the quarter ended March 31, 2020 were $1.2 million, an increase of $0.3 million, or 33.7%, compared to $0.9 million for the comparable period in 2019. The increase resulted primarily from an increase in share-based compensation.

The Company's operating loss for the quarter ended March 31, 2020 amounted to $6.8 million, compared to an operating loss of $5.6 million for the comparable period in 2019.

Non-operating income amounted to $0.5 million for the quarter ended March 31, 2020, compared to non-operating expense of $0.3 million for the comparable period in 2019. Non-operating income for the three months ended March 31, 2020 primarily relates to fair-value adjustments of warrant liabilities on the Company’s balance sheet. Non-operating expenses for the three months ended March 31, 2019 primarily relate to warrant offering expenses offset by fair-value adjustments of warrant liabilities on the Company’s balance sheet.

Net financial expenses amounted to $0.3 million for the quarter ended March 31, 2020, compared to net ﬁnancial expenses of $0.2 million for the comparable period in 2019. Net financial expenses for both periods primarily relate to interest paid on loans, offset by investment income earned on bank deposits.

The Company's net loss for the quarter ended March 31, 2020 amounted to $6.6 million, compared with a net loss of $6.2 million for the comparable period in 2019.

The Company held $21.2 million in cash, cash equivalents and short-term bank deposits as of March 31, 2020.

Net cash used in operating activities was $6.7 million for the quarter ended March 31, 2020, compared with net cash used in operating activities of $4.6 million for the comparable period in 2019. The $2.1 million increase in net cash used in operating activities during the three-month period in 2020, compared to the three-month period in 2019, was primarily the result of changes in operating asset and liability items in the two periods, i.e., an increase in prepaid expenses and other receivables in 2020 versus a decrease in 2019, as well as higher decrease in accounts payable and accruals in 2020 versus 2019.

Net cash provided by investing activities was $6.2 million for the quarter ended March 31, 2020, compared to net cash used in investing activities of $9.3 million for the comparable period in 2019. The changes in cash flows from investing activities relate primarily to investments in, and maturities of, short-term bank deposits.

Net cash provided by financing activities was $0.4 million for the quarter ended March 31, 2020, compared to net cash provided by financing activities of $14.9 million for the comparable period in 2019. The decrease in cash flows from financing activities reflects the underwritten public offering completed in February 2019.

Conference Call and Webcast Information

BioLineRx will hold a conference call today, May 20, 2020 at 10:00 a.m. EDT. To access the conference call, please dial +1-888-668-9141 from the US or +972-3-918-0609 internationally. The call will also be available via webcast and can be accessed through the Investor Relations page of BioLineRx’s website. Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast.

A replay of the conference call will be available approximately two hours after completion of the live conference call on the Investor Relations page of BioLineRx’s website. A dial-in replay of the call will be available until May 22, 2020; please dial +1-888-782-4291 from the US or +972-3-925-5928 internationally.

(Tables follow)

About BioLineRx

BioLineRx Ltd. (NASDAQ/TASE: BLRX) is a late clinical-stage biopharmaceutical company focused on oncology. The Company’s business model is to in-license novel compounds, develop them through clinical stages, and then partner with pharmaceutical companies for further clinical development and/or commercialization.

The Company’s lead program, motixafortide (BL-8040), is a cancer therapy platform currently being evaluated in a Phase 2a study for the treatment of pancreatic cancer in combination with KEYTRUDA® and chemotherapy under a collaboration agreement with MSD. Motixafortide is also being evaluated in a Phase 2b study in consolidation AML and a Phase 3 study in stem cell mobilization for autologous bone-marrow transplantation.

BioLineRx is developing a second oncology program, AGI-134, an immunotherapy treatment for multiple solid tumors that is currently being investigated in a Phase 1/2a study.

For additional information on BioLineRx, please visit the Company’s website at www.biolinerx.com, where you can review the Company’s SEC filings, press releases, announcements and events. BioLineRx industry updates are also regularly updated on Facebook, Twitter, and LinkedIn.

Various statements in this release concerning BioLineRx’s future expectations constitute "forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as "may,” "expects,” "anticipates,” "believes,” and "intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the "Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 12, 2020. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contact:
Tim McCarthy
LifeSci Advisors, LLC
+1-212-915-2564
tim@lifesciadvisors.com

or

Moran Meir
LifeSci Advisors, LLC
+972-54-476-4945
moran@lifesciadvisors.com

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	December 31,	March 31,
	2019	2020
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	5,297	5,072
Short-term bank deposits	22,192	16,109
Prepaid expenses	108	277
Other receivables	613	682
Total current assets	28,210	22,140

NON-CURRENT ASSETS
Property and equipment, net	1,816	1,698
Right-of-use assets, net	1,650	1,565
Intangible assets, net	21,891	21,768
Total non-current assets	25,357	25,031
Total assets	53,567	47,171

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loans	2,692	2,777
Accounts payable and accruals:
Trade	7,794	7,489
Other	1,280	1,303
Lease liabilities	202	197
Total current liabilities	11,968	11,766
NON-CURRENT LIABILITIES
Warrants	658	182
Long-term loans, net of current maturities	5,799	5,076
Lease liabilities	1,762	1,639
Total non-current liabilities	8,219	6,897
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	20,187	18,663

EQUITY
Ordinary shares	4,692	4,907
Share premium	265,938	267,140
Capital reserve	12,132	12,488
Other comprehensive loss	(1,416)	(1,416)
Accumulated deficit	(247,966)	(254,611)
Total equity	33,380	28,508
Total liabilities and equity	53,567	47,171

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

	Three months ended March 31,
	2019	2020
	in USD thousands
RESEARCH AND DEVELOPMENT EXPENSES	(4,392)	(5,422)
SALES AND MARKETING EXPENSES	(256)	(175)
GENERAL AND ADMINISTRATIVE EXPENSES	(930)	(1,243)
OPERATING LOSS	(5,578)	(6,840)
NON-OPERATING INCOME (EXPENSES), NET	(340)	469
FINANCIAL INCOME	210	140
FINANCIAL EXPENSES	(447)	(414)
NET LOSS AND COMPREHENSIVE LOSS	(6,155)	(6,645)

LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.05)	(0.04)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	132,979,984	176,454,423

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary shares	Share premium	Capital Reserve	Other comprehensive loss	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2019	3,110	250,192	11,955	(1,416)	(222,520)	41,321
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2019:
Issuance of share capital, net	817	9,620	-	-	-	10,437
Employee stock options exercised	1	18	(18)	-	-	1
Employee stock options forfeited and expired	-	30	(30)	-	-	-
Share-based compensation	-	-	284	-	-	284
Comprehensive loss for the period	-	-	-	-	(6,155)	(6,155)
BALANCE AT MARCH 31, 2019	3,928	259,860	12,191	(1,416)	(228,675)	45,888

	Ordinary shares	Share premium	Capital Reserve	Other comprehensive loss	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2020	4,692	265,938	12,132	(1,416)	(247,966)	33,380
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2020:
Issuance of share capital, net	208	895	-	-	-	1,103
Employee stock options exercised	7	204	(204)	-	-	7
Employee stock options forfeited and expired	-	103	(103)	-	-	-
Share-based compensation	-	-	663	-	-	663
Comprehensive loss for the period	-	-	-	-	(6,645)	(6,645)
BALANCE AT MARCH 31, 2020	4,907	267,140	12,488	(1,416)	(254,611)	28,508

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Three months ended March 31,
	2019	2020
	in USD thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive loss for the period	(6,155)	(6,645)
Adjustments required to reflect net cash used in operating activities (see appendix below)	1,533	(93)
Net cash used in operating activities	(4,622)	(6,738)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(21,510)	(6,000)
Maturities of short-term deposits	12,228	12,191
Purchase of property and equipment	(31)	-
Net cash provided by (used in) investing activities	(9,313)	6,191

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance costs	14,989	1,103
Employee stock options exercised	1	7
Repayments of loans	(23)	(682)
Repayments of lease liabilities	(50)	(41)
Net cash provided by financing activities	14,917	387

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	982	(160)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	3,404	5,297
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(2)	(65)
CASH AND CASH EQUIVALENTS - END OF PERIOD	4,384	5,072

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Three months ended March 31,
	2019	2020
	in USD thousands

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	213	321
Long-term prepaid expenses	1	-
Exchange differences on cash and cash equivalents	2	65
Fair value adjustments of warrants	(79)	(476)
Share-based compensation	284	663
Warrant issuance costs	417	-
Interest and exchange differences on short-term deposits	(195)	(108)
Interest on loans	154	44
Exchange differences on lease liability	-	(82)
	797	427

Changes in operating asset and liability items:
Decrease (increase) in prepaid expenses and other receivables	786	(238)
Decrease in accounts payable and accruals	(50)	(282)
	736	(520)
	1,533	(93)

Supplemental information on interest received in cash	229	184

Supplemental information on interest paid in cash	238	275